UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of July 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE

Agreement reached with Highstar for the sale of Veolia’s Solid Waste business in the US for $1.9 billion

Net debt reduction of €1.489 billion(a)

Once this transaction is closed, 60% of the €5 billion asset divestment program will have been achieved

Paris, July 19, 2012. Today, Veolia Environnement’s wholly owned subsidiary, Veolia Environmental Services North America, has agreed to sell the US solid waste activities of Veolia Environnement to Star Atlantic Waste Holdings LP, a portfolio company of Highstar Capital, a US-based infrastructure fund manager, for a total transaction value of $1.909 billion.

Following the completion of this transaction, Veolia Environnement’s net debt will be reduced by around $1.820 billion (€1.489(a) billion). In the US waste business, Veolia Environnement will continue to grow its activities in hazardous waste and industrial services.

Antoine Frérot, Chairman and Chief Executive Officer of Veolia Environnement, stated:
“This divestment is the second significant step in the execution of the strategic plan laid out last December. The transformation of Veolia is progressing as planned.”

The sale is subject to approval by the US antitrust authorities and is expected to be finalized by the end of the year. This divestiture is the second significant step of the €5 billion asset divestment program to be completed before end 2013, as announced by Veolia Environnement during its Investor Day, on December 6, 2011. In the first seven months of 2012, Veolia Environnement will have signed 60% of the value anticipated for the planned divestiture program. Veolia’s US Solid Waste businesses had revenue, operating cash flow and operating income for 2011 of $818 million, $212 million and $110 million (b) respectively.

(a) EUR/USD of 0.818 on July 17, 2012 – Will be updated with the closing date exchange rate
(b) €588 million, €153 million and €79 million (at 2011 average exchange rates)

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29.6 billion* in 2011. www.veolia.com
* Excluding VeoliaTransdev revenues currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular  include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contact

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  July 19, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer